March 18, 2020

Lee Aaron Arnold
Chief Executive Officer of Secured Investment Corp.
Circle of Wealth Fund III LLC
701 East Front Street, 2nd Floor
Coeur D'Alene, ID 83814

       Re: Circle of Wealth Fund III LLC
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 2
           Filed March 12, 2020
           File No. 024-10948

Dear Mr. Arnold:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 2 filed March 12, 2020

Acceptance, page 9

1. We note your response to comment 3. Please revise your disclosure on page 9 to include your response.
Rescission Offer and Price, page 9

2. We note your response to comment 4 and that you plan to use cash and cash equivalents, as well as other assets, to fund the rescission offer. However, on page 9 you continue to disclose that you intend to use a portion of the net proceeds from your primary offering to fund the costs of the rescission offer. Please update your use of proceeds to indicate the amount of proceeds being used to fund the rescission offer. If you will also use a material amount of other funds in conjunction with proceeds of this offering to conduct the rescission offer, please state the amount and source of those funds, as required by
 Lee Aaron Arnold
Circle of Wealth Fund III LLC
March 18, 2020
Page 2
         Instruction 3 to Item 504 of Regulation S-K. Additionally, it appears that funding the rescission offer with your current assets will have a material impact on your operations.
         Please discuss the impact of the rescission offer on your operations. Manager's Analysis and Discussion of the Financial Condition and Plan of Operations, page 34

3. We note that on page 34 you disclose that you have not begun operations. However, your financial statements show that you funded $682,102 worth of loans and generated revenues. Please update this section and the results of operations disclosure for the year ended December 31, 2019. In this regard, we also note the statements that you have not yet earned any revenues. Please revise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any questions.



FirstName LastNameLee Aaron Arnold                             Sincerely,
Comapany NameCircle of Wealth Fund III LLC
                                                               Division of
Corporation Finance
March 18, 2020 Page 2                                          Office of Real
Estate & Construction
FirstName LastName